# ARKHAUS



LETTER ⌄

## Dear investors,

2025 was a defining year for ARKHAUS. We faced challenges that, at times, were existential, but they ultimately clarified our mission and strengthened our foundation. We believe there is a rare opportunity to be the first company to build a global network of overwater villa resorts—bringing a product historically limited to remote destinations into major coastal and waterfront markets worldwide. We are building this platform deliberately, growing our team one exceptional, grit-bearing individual at a time, and focusing on execution over speed. Our investors have played a critical role in this journey, providing not only capital, but trust, patience, and support through difficult decisions. Together, we turned adversity into long-term advantage. As we enter 2026, ARKHAUS is aligned, resilient, and positioned to execute on a global vision few teams are structured to deliver.

**We need your help!**

As we prepare for an upcoming institutional investment round, we expect to create opportunities for investors to participate directly in the vessels that form the foundation of our resort platform. These asset-backed investments are designed to align long-term ownership with predictable infrastructure growth. We welcome our investors' continued support in sharing our story and making introductions to aligned debt investors, family offices, and asset-backed lenders who understand long-duration hospitality assets.

Sincerely,

*Sam Payrovi*
Co-Founder & Chief Executive Officer

*Nathalie Paiva*
Co-Founder & CXO

# How did we do this year?

**REPORT CARD**



## ☺ The Good

Acquired our distressed boatbuilder, vertically integrating operations and enabling a more scalable ARKHAUS Resorts platform.

Brought on Pininfarina as our world class design partner and Lyman Morse as our premiere manufacturing partner.

Soft launched the Miami social club, validating customer demand despite operating on limited, non-commercial vessels.

## ☹ The Bad

The bankruptcy of our boatbuilder continued to disrupt production timelines and delivery of commercially certified vessels.

Initial first-generation vessels experienced operational limitations, informing a comprehensive redesign for future builds.

Social club operations were limited to a beta phase due to vessel capacity constraints and pending commercial certification.

# 2025 At a Glance

## January 1 to December 31



**$321,850 +621%**

Revenue



**-$3,927,745**

Net Loss







**$4,521,189** **+120%**
Short Term Debt

**$5,982,232**
Raised in 2025



**$424,054**
Cash on Hand
As of 03/ 2/26



INCOME    BALANCE    NARRATIVE

● Revenues    ● Profit



$44,610

$321,850

-$2,273,486

-$3,927,745

2024

2025

Net Margin:  -1,220%    Gross Margin:  76%    Return on Assets:  -53%    Earnings per Share:  -$0.40

Revenue per Employee: $64,370    Cash to Assets: 2%    Revenue to Receivables:  ~    Debt Ratio: 164%

 

# We ❤ Our 159 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Nicholas Santa | Kevin Zuber | David Cole | Miriam Dorsett | Chris Czarnecky | Shaun Randolph |
| Nicole Lyons | Derrik Oates | Marlon Ian G. Salac | Michael Andrew Luff | Hatem Rowaihy | Ryan Moeller |
| Christopher Shaddock | Nick Tippmann | Cody Heisinger | Christina Barea | Salem Alhajri | Drew Gibson |
| Oliver Parker | Dominick Savillo | Plesh Loftin | Kandi Clark | Johnathan Cyprien | Joseph Caveness |
| Allan Terry | Randy Voogd | Matthew Stankevich | Samantha Robinson | Dan Termini | Kyle Seidel |
| Chloe H | Celeste T. | Qui Vo | Anna Scrimenti | Daniel Calixte | Jemela Mc |
| David Cann | Bunty Gidwani | Lauren Pryor | Mellina White | Michele Henney | Augusta B. |
| John Pultorak | Steven Andres | Thomas A Mavor | Daniela Frewa | Demetrius Caldwell | Kevin Breen |
| Howard L Williams | Kenneth Ruiz | Hellen Mbithi | Mike Etter | Amit RUWALA | Tyrone Riley |
| Arturo Sedo | Oller Lee HARRIS | Shelley Stuart | Yarica Charleston | Kate Yarbrough | Jonathan Azoff |
| Steven Hewett | Randy Beu | Benjamin Sorkin | Sehar International... | Jeanette Roland | Kinjal Desai |
| Ermeise Baker | Yoshihiro Luk | Eileen Vines | Richard Glassman | James O'Donnell | Nouanenith Paiva |
| Nicholas Rochedieu | Nicholas Wells | Matteo Lattuada | Dale Williams | Preston F. SHELTON | Thomas Solgat |
| Brian Fiscella | Narelle Mac Kenzie... | Roy Henry | Rakesh B S | Alex Marin | Ian Reichbach |
| Elisia Triggs | Deana Mullaney | Zeneida Lemon | Robert Paiva | Daniel Fred Suter | Edward Kelly Medlock |
| Dayarlo Swearinger | Reed Gossman | Aida Perez | John Sutton | Wanda Wilson | Al Klug |
| Melih Olcay | Omar Buitron | Paul Herold | Daniel ODonnell | Douglas James... | Khalid Al-Sulaiti |
| Theresa Godfrey | Oluwaseun Davies | Carl David Patton | Clifford C. Swint | Dariana Francois | Alex Michel |
| Pete Tran | Attina Olmo | Altia Landis | Netanel Polonsky | Rajneesh Mehra | Ashley Firmino |
| Khris Persaud | Lamont Smith | Tanisha CRENSHAW | Hussain Sadiq Jaffer ... | Narelle Mackenzie Cp... | Lisa Leone |
| Daniel Cannon | Clay Speakman | Aire Cobb | Danielle Reinhart | Kris Cyr | Michael Rogers |
| Shane Kidwell | Patrick Kernisant | Mary C Mach | Zahra Sadati | Tahlia Sadati | |

# Thank You!

## From the ARKHAUS Team





### Sam Payrovi  in

**Co-Founder & Chief Executive Officer**

14-year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market-leading mortgage analytics F.A.S.T. group.

### Nathalie Paiva  in

**Co-Founder & Chief Xperience Officer**

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy &...



### Drew Kelley in

**Head of Finance**

With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of...



### Elizabeth King-Moura

**Internal Operations**

A Certified Public Accountant, bringing over 2 decades of leadership in accounting & finance. Liz began her career a...



### Emily Swart

**Creative Operations**



### Fred Moura

**Junior Accountant**

With a diverse background as a business owner, Fred returned to accounting during the pandemic, managing books &...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Nathalie Paiva | Co-Founder & Chief Xperience Officer @ ARKHAUS Inc. | 2021 |
| Steven Andres | Information Security @ Self Employed | 2025 |
| Sam Payrovi | Co-Founder & Chief Executive Officer @ ArkHAUS Inc. | 2021 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Nathalie Paiva | Chief Xperience Officer | 2021 |
| Sam Payrovi | CEO | 2021 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Sam Payrovi | 8,000,000 Common Stock | 81.9% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 11/2021 | $98 | | Section 4(a)(2) |
| 12/2021 | $97,331 | | Other |
| 04/2022 | $250,000 | Safe | Regulation Crowdfunding |
| 04/2022 | $67,390 | Safe | Regulation Crowdfunding |
| 05/2022 | $235,313 | Preferred Stock | Regulation D, Rule 506(c) |
| 09/2022 | $5,000,000 | | Other |
| 03/2023 | $346,892 | | 4(a)(6) |
| 10/2023 | $100,000 | | Other |
| 01/2024 | $90,000 | | Other |
| 03/2024 | $500,000 | | Other |
| 08/2024 | $905,000 | Safe | Regulation D, Rule 506(c) |
| 08/2024 | $125,000 | | Other |
| 08/2024 | $50,000 | | Other |
| 09/2024 | $200,000 | | Other |
| 10/2024 | $350,000 | | Other |
| 12/2024 | $35,000 | | Other |
| 12/2024 | $50,000 | | Other |
| 12/2024 | $238,232 | | Other |
| 02/2025 | $250,000 | | Other |

| | | | |
|---|---|---|---|
| 02/2025 | $475,000 | Safe | Regulation D, Rule 506(c) |
| 02/2025 | $750,000 | | Other |
| 03/2025 | $100,000 | Safe | Regulation D, Rule 506(c) |
| 05/2025 | $560,000 | Safe | Regulation D, Rule 506(c) |
| 05/2025 | $200,000 | | Other |
| 06/2025 | $200,000 | | Other |
| 07/2025 | $100,000 | | Other |
| 07/2025 | $100,000 | | Other |
| 07/2025 | $200,000 | | Other |
| 07/2025 | $670,000 | | Other |
| 07/2025 | $290,000 | | Other |
| 08/2025 | $150,000 | | Other |
| 09/2025 | $500,000 | | Other |
| 10/2025 | $250,000 | | Other |
| 11/2025 | $300,000 | | Other |
| 12/2025 | $150,000 | | Other |
| 12/2025 | $199,000 | | Other |
| 12/2025 | $300,000 | | Other |
| 01/2026 | $333,000 | | Other |
| 01/2026 | $200,000 | | Other |
| 01/2026 | $300,000 | | Other |
| 02/2026 | $90,000 | | Other |
| 02/2026 | $160,000 | | Other |
| 02/2026 | $245,000 | | Other |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 10/01/2023 | $100,000 ? | 7.5% | | $22,000,000 | 10/01/2026 |
| 03/20/2024 | $500,000 ? | 10.0% | | $20,000,000 | 03/20/2024 |

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| Saintly Corp. ? | 12/31/2021 | $97,331 | $0 ? | 0.0% | 12/31/2021 | Yes |
| Hanover Bank (SBA) ? | 09/16/2022 | $5,000,000 | $4,902,138 ? | 10.0% | 09/16/2047 | Yes |
| Steven Andres ? | 01/11/2024 | $90,000 | $0 ? | 10.0% | 01/11/2025 | Yes |
| Steven Andres ? | 08/21/2024 | $125,000 | $0 ? | 17.0% | 08/31/2027 | Yes |
| Nathalie Paiva ? | 08/31/2024 | $50,000 | $28,005 ? | 17.0% | 08/31/2027 | Yes |
| Steven Andres ? | 09/20/2024 | $200,000 | $0 ? | 10.0% | 09/20/2025 | Yes |
| Various Private ? | 10/31/2024 | $350,000 | $153,936 ? | 17.0% | 10/31/2027 | Yes |
| Chris Sandro | 12/09/2024 | $35,000 | $27,108 ? | 15.0% | 12/31/2027 | Yes |
| Steven Andres | 12/09/2024 | $50,000 | $50,000 ? | 15.0% | 12/31/2027 | Yes |
| Saintly Corp | 12/31/2024 | $238,232 | $91,535 ? | % | | Yes |

| Steven Andres | | 02/04/2025 | $250,000 | $238,318 | ? | 15.0% | 02/10/2035 | Yes |
|---|---|---|---|---|---|---|---|---|
| Steven Andres | | 02/20/2025 | $750,000 | $740,385 | ? | 12.0% | 02/10/2045 | Yes |
| Steven Andres | | 05/23/2025 | $200,000 | $198,401 | ? | 15.0% | 05/22/2026 | Yes |
| Steven Andres | | 06/11/2025 | $200,000 | $196,779 | ? | 7.0% | 06/11/2026 | Yes |
| Steven Andres | ? | 07/09/2025 | $100,000 | $100,000 | ? | 12.0% | 07/09/2026 | Yes |
| Steven Andres | | 07/09/2025 | $100,000 | $100,000 | ? | 12.0% | 07/09/2026 | Yes |
| Steven Andres | ? | 07/09/2025 | $200,000 | $200,000 | ? | 7.0% | 07/09/2026 | Yes |
| Steven Andres | | 07/24/2025 | $670,000 | $670,000 | ? | 7.0% | 07/09/2026 | Yes |
| Steven Andres | | 07/24/2025 | $290,000 | $290,000 | ? | 12.0% | 07/09/2026 | Yes |
| Jacquelin Sandro | | 08/28/2025 | $150,000 | $138,701 | ? | 12.0% | 08/08/2028 | Yes |
| Steven Andres | | 09/02/2025 | $500,000 | $500,000 | ? | 12.0% | 09/20/2026 | Yes |
| Steven Andres | | 10/06/2025 | $250,000 | $250,000 | ? | 12.0% | 10/05/2026 | Yes |
| Steven Andres | | 11/06/2025 | $300,000 | $300,000 | ? | 12.0% | 11/06/2026 | Yes |
| Steven Andres | | 12/01/2025 | $150,000 | $150,000 | ? | 12.0% | 12/01/2026 | Yes |
| Steven Andres | | 12/15/2025 | $199,000 | $199,000 | ? | 12.0% | 12/15/2026 | Yes |
| ArkBridge LLC | | 12/15/2025 | $300,000 | $300,000 | ? | 7.5% | 12/01/2027 | Yes |
| Steven Andres | | 01/06/2026 | $333,000 | $333,000 | ? | 7.0% | 01/06/2029 | Yes |
| Steven Andres | | 01/06/2026 | $200,000 | $200,000 | ? | 12.0% | 01/06/2027 | Yes |
| Steven Andres | | 01/06/2026 | $300,000 | $300,000 | ? | 7.0% | 01/06/2028 | Yes |
| Steven Andres | | 02/04/2026 | $90,000 | $90,000 | ? | 7.0% | 02/04/2028 | Yes |
| Steven Andres | | 02/04/2026 | $160,000 | $160,000 | ? | 12.0% | 02/04/2027 | Yes |
| Steven Andres | | 02/04/2026 | $245,000 | $245,000 | ? | 7.0% | 02/04/2029 | Yes |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Series Seed Preferred Stock | 188,000 | 156,667 | No |
| Common Stock | 15,061,055 | 9,764,267 | Yes |
| Series Seed 1 Preferred | 342,465 | 0 | No |
| Series Seed 2 Preferred | 2,283,214 | 0 | No |

Warrants:     100
Options:       0

## Form C Risks:

Drew Kelley is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income.
Vessel owners and operators are subject to government regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Noncompliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate. Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner

their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations. The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We may also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, any insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted. Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements. Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. Specific examples of expected changes that could have a significant, and potentially material, impact on our business include: ● Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers; ● Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports; and ● Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations

Severe weather, including extreme weather conditions associated with climate change, may in the future adversely affect our operations and financial results.

Our business may be affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Weather conditions, such as a rain or hurricanes, may in the future result in, the cessation of services and activity disruptions at our vessels, in our supply chain, or result in disruptions of our operations. Particularly severe weather events affecting platforms or structures may result in a suspension of activities. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from rainfall and hurricane-strength winds may damage our vessels and any other facilities. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

The Marine Location of our Vessels, and our business, is Subject to Change.

The marine location of our vessels, and our business, may not be permanent and it is possible that we will change the location of ArkHAUS for a variety of reasons, including our own decision to move to an improved location, our hospitality partner not being able to support ArkHAUS as originally intended, or governmental laws changing which require us to operate in a different location or format.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. We intend to implement various security measures addressed by all applicable laws and to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose any insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We may procure insurance for our vessels in relation to risks commonly insured against by vessel owners and operators. Our insurance may include (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if any insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Any insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, any insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the value of the Company.

The operation of vessels carries inherent risks. These risks include the possibility of: • marine disaster; • piracy; • environmental accidents; • grounding, fire, explosions and collisions; • cargo and property loss or damage; • unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit; • business interruptions caused by mechanical failure, human error, war, terrorism, disease andquarantine, political action in various countries, or adverse weather conditions; and • work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we expect to maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are: • on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; • on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; • the development of vessel security plans; • ship identification number to be permanently marked on a vessel's hull; • a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and • compliance with flag state security certification requirements Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. Furthermore, additional security measures could be required in the future which could have a significant

financial impact on the Company. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Company intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company intends that its vessels will comply with applicable security requirements. The Company has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan''s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or

new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our

Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

**The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.**
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

**We rely on other companies to provide components and services for our products.**
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

**Damage to our reputation could negatively impact our business, financial condition and results of operations.**
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may

harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may

undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We must make substantial capital expenditures to maintain the operating capacity of our vessels and acquisitions of additional vessels, which may reduce the amount of cash flow. We must make substantial capital expenditures to maintain our vessels and replace, over the long-term, the operating capacity of our vessels and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our vessels; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our vessels, as well as to comply with environmental and safety regulations, may reduce our cash flow.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Currently, our authorized capital stock consists of 15,061,055 shares of common stock and 3,061,055 shares of preferred stock, of which 9,764,267 shares of common stock are issued and outstanding and 156,667 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We acquired assets through a court-approved Assignment for the Benefit of Creditors proceeding. Although the assets were transferred free and clear of prior liabilities and we did not assume legacy obligations, third parties could nevertheless attempt to assert claims against us. In May 2025, we acquired substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC pursuant to a court-approved Assignment for the Benefit of Creditors proceeding in Florida. The sale order expressly provided that the assets were transferred to us free and clear of liens, claims, and encumbrances, and we did not assume the sellers' liabilities. The assets were conveyed on an "as is, where is" basis, without representations or warranties. As a result of the court's order, we believe that claims relating to liabilities of the sellers that were not expressly assumed by us are barred and must be pursued, if at all, against the assignment estate rather than against us or the acquired assets. However, third parties may nevertheless attempt to assert claims against us under theories such as successor liability, product liability, warranty claims, or other legal doctrines, or may attempt to initiate proceedings in jurisdictions other than the Florida ABC court. We believe we have strong defenses to such claims based on the structure of the transaction and the court's sale order, but defending against such claims—even if ultimately unsuccessful—could result in legal expense, insurance costs, and management distraction. Because the assets were acquired from a distressed business, we may also encounter operational and integration challenges. These may include incomplete books and records, gaps in engineering or design documentation, vendor or supplier disruptions, unfinished or partially completed projects, customer disputes relating to pre-acquisition matters, or unanticipated costs required to complete, modify, or commercialize the acquired designs and intellectual property. Certain excluded assets and privileged materials were not transferred to us, which may limit access to historical information.Arkup's prior insolvency reflects that its historical business model was not financially sustainable. While we intend to operate under a different strategy, capital structure, and cost discipline, there can be no assurance that we will successfully integrate and monetize the acquired assets or achieve profitability. If we are required to defend claims relating to Arkup's prior operations, incur unexpected costs in completing or commercializing the acquired assets, or are otherwise unable to successfully execute our business plan, our business, financial condition, and results of operations could be materially adversely affected.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company,  the shareholders  may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example,  the shareholders  may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.  The shareholders  may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders  have the right to redeem their securities at any time.  Shareholders  could decide to force the Company to redeem their securities  at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

ARKHAUS Inc.

Delaware Corporation
Organized November 2021
5 employees
21 NE 22ND ST
Suite 521
Miami FL 33137 https://arkhaus.co

## Business Description

Refer to the ARKHAUS profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

ARKHAUS has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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